Exhibit I

Management's Assertion Concerning Compliance
with USAP Minimum Servicing Standards

March 10, 2005

As of and for the year ended December31, 2004, Bank of America, NA. Capital Markets Servicing
Group (CMSG) has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of Americas Uniform Single Attestation Program for Mortgage
Bankers (USAP), except for minimum servicing standards I.4, II, III.2, III.3, III.4, III.6, V and VI, for which primary servicing of loans is performed by subservicers.

As of and for this same period, Bank of America, N.A. had in effect a fidelity bond and errors and omissions policy in the amounts of $325,000,000 and $180,000,000, respectively.

/s/ Sean D. Reilly
Sean D. Reilly
Principal Commercial Loans Site Manager

/s/ H. Michael Lumadue
H. Michael Lumadue
Vice President